

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 29, 2009

Via U.S. Mail and Facsimile (414) 423-2291

Ronald K. Puetz
President, Chairman,
Chief Executive Officer and Director
Tri City Bankshares Corporation
6400 South 27th Street
Oak Creek, WI 53154

> **Re: Tri City Bankshares Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-09785**

Dear Mr. Puetz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with drafts of your proposed revisions to your future filings in response to our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 18

1. We note the disclosure related to the company's recent sales of unregistered securities. With respect to the issuances discussed, please tell the staff whether

the company complied with all state securities laws to which it is subject. In particular, please tell the staff whether the shares were registered under state law or whether the shares were exempt from registration. We note the disclosure that the securities were validly issued under the Wisconsin Business Corporation Law and the company's Articles of Incorporation. To the extent the shares were issued in violation of state and/or federal law, please advise us of what rights, if any, you believe purchasers may have, the basis for that belief and why any financial implications of such violations were not reflected in the company's financial statements and/or notes related thereto, and specifically address the applicability and disclosure requirements of SFAS 5 and SFAS 150.

2.   The company discloses that its common stock is quoted on the OTCBB. However, it appears it is actually quoted on the Pink Sheets. Please advise. If necessary, revise future filings to reflect the proper OTC market on which the shares are quoted.

Item 7. Management's Discussion and Analysis . . ., page 19

3.   In future reports, including quarterly reports, please include a management analysis and commentary regarding nonperforming loans if, in the view of management, there are any trends, changes or anomalies. As part of the analysis, please discuss changes in the composition by loan type.

4.   In future reports please discuss the standards of quality in your residential real estate loan portfolio. In future reports, specifically discuss whether or not you invest in or hold subprime loans or loans sometimes called Alt-A loans. If you do, disclose the dollar amount of such loans and discuss their performance.

Item 11. Executive Compensation

General

5.   We note that you do not include a Grants of Plan-Based Awards table. However, you had a non-equity incentive plan in place in 2008. Therefore, you must provide the information required by Item 402(d)(2)(iii) of Regulation S-K. Please provide the staff with proposed revised disclosure that includes a Grants of Plan-Based Awards table and revise future filings accordingly.

          *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3418 with any other questions.

Sincerely,

William C-L Friar
Senior Financial Analyst